[AKIN GUMP STRAUSS HAUER & FELD LLP LETTERHEAD]

Julien R. Smythe
713-220-5881/fax: 713-236-0822
jsmythe@akingump.com

February 8, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-7010

Attn:	Mr. H. Christopher Owings Ms. Mara Ransom Mr. Kurt Murao Mr. Jim Allegretto Mr. Scott Ruggiero Mail Stop 3561

Re:	Dynegy Acquisition, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 File No. 333-139221

Ladies and Gentlemen:

On behalf of Dynegy Acquisition, Inc. (the “Company”), I enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Pre-Effective Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (as amended by Pre-Effective Amendment No. 1 thereto, the “Form S-4”). The Amendment reflects the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter to the Company, dated February 6, 2007, with respect to the Form S-4. For your convenience, each response below is preceded by the Staff’s comment to which the response relates. Capitalized terms used, but not defined, in the responses to the Staff’s comments have the meaning given to such terms in the Form S-4.

Securities and Exchange Commission

February 8, 2007

Risk Factors, page 18

1.	We note your response to comment 8 in our letter dated January 5, 2007 where you indicated that “[w]hile the risk factors may also be applicable to other companies in the power generation industry, they are also specifically applicable to the businesses of Dynegy and New Dynegy.” Please revise the risk factors to describe how they are specifically applicable to you. For example, in your response letter, you refer to the risk factor entitled “New Dynegy’s access to the capital markets may be limited” and state that it is specifically applicable to you because you “[w]ill be a highly leveraged company with anticipated near-term capital needs.” You further state, “At the same time, there are many companies in the power generation industry that are ‘investment grade’ and for which the capital markets are almost always open.” The risk factor should be revised to include these types of specific disclosure. Accordingly, please revise your risk factors, as applicable, to state specific material risks to you or to the investors in the offering, or eliminate the generic risk factor.

Response:	We have complied with the Staff’s comment by revising the referenced risk factor, appearing on pages 28-29 of the revised proxy statement/prospectus, to describe specifically how the risk described therein will be applicable to the business of New Dynegy. We have also complied with the Staff’s comment by deleting from the revised proxy statement/prospectus the following risk factors (previously appearing in the proxy statement/prospectus) which we believe, after further consideration, to contain generic risks:

•	Future changes in commodity prices may materially adversely impact New Dynegy’s financial condition, results of operations, cash flows and liquidity.

•	New Dynegy’s results of operations may be negatively affected by sustained downturns in the economy, which is beyond its control.

•	New Dynegy’s results of operations may fluctuate on a seasonal and quarterly basis due to weather conditions.

•	Development, refurbishment and operation and maintenance of power generation facilities involve significant risks that cannot

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February 8, 2007

always be covered by insurance or contractual protections and could have a material adverse effect on New Dynegy’s financial condition, results of operations and cash flows.

•

New Dynegy’s operations will be subject to various ordinary and extraordinary operating hazards. New Dynegy may not have adequate insurance or adequate contractual indemnities to cover all of these hazards.

•	Acts of terrorism could have a material adverse effect on New Dynegy’s financial condition, results of operations and cash flows.

•

The development and construction of power generation facilities is highly dependent on third parties that provide services under contract. There is no assurance that such third parties would fulfill their obligations under the relevant contracts.

The Merger, page 39

Background of the Merger Agreement Transactions, page 39

2.	We note your response to comment 13 in our letter dated January 5, 2007, where you revised your disclosure to state, “Although discussions and information exchanges with all of these parties continued through the fall, by mid-November 2005, no definitive proposal had been received from any of them.” Please expand your disclosure to more fully describe these discussions and information exchanges, including any preliminary proposals received, so that the possible reasons why these entities chose not to submit definitive proposals are ascertainable. You further disclosed that absent a definitive proposal, Dynegy’s management and board “[e]lected to move Dynegy forward as a stand-alone entity.…” Given this decision and the fact that the LS Power Group participated in the discussions and information exchanges referenced above without submitting a definitive proposal, we are unclear as to the subsequent events or conversations that transpired leading to the June 2, 2006 meeting between Dynegy and the LS Power Group. Please revise to clarify. In this regard, we also refer you to comment 14 in our letter dated January 5, 2007, which asked for similar information.

Securities and Exchange Commission

February 8, 2007

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on page 38 of the revised proxy statement/prospectus.

3.	We note your response to comment 15 in our letter dated January 5, 2007 and reissue the comment. In this regard, we note that your revised disclosure does not appear to contain the level of specificity requested, particularly regarding the consideration negotiations. Please revise accordingly.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on pages 39 - 41 of the revised proxy statement/prospectus.

Opinions of Financial Advisors to Dynegy, page 43

Opinion of Credit Suisse, page 43

Miscellaneous, page 53

4.	We note your response to comment 22 in our letter dated January 5, 2007. Please revise to quantify the portion of the estimated $23 million fee that is contingent upon completion of the merger and contributions and the portion which became payable upon delivery of Credit Suisse’s opinion.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on page 53 of the revised proxy statement/prospectus.

Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet, page 88

(e) Property Plant and Equipment, page 88

5.

We read your brief response to comment 25 in our letter dated January 5, 2007, the purpose of which was to elicit detailed information regarding Greenhill’s estimate of cash flows relating to the Contributing Entities assets that generate the substantial majority of positive cash flows (i.e. the generating units). You indicate that Greenhill’s analysis is not “directly comparable” to pro forma adjustments to property, plant and equipment. Given that you used discounted cash flows to determine the fair values of the Contributing Entities property, plant and equipment and given that Greenhill used a discounted cash flow analysis to value the entity, we believe the cash flow streams, along with the discount rates, in each analysis can be compared. Accordingly, please provide us Greenhill’s detailed estimates of

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February 8, 2007

cash flows relating to the generating units. Please show us how Greenhill determined the “weighted average cost of capital,” used to determine equity values. In this regard, we presume Greenhill based this discount rate on a blended mix of equity and debt. If so, please tell us how Greenhill determined the blended rate. Please explain to us the reason for any difference between the blended rate and the discount rate inherent in determining the fair values of property, plant and equipment for the pro forma financial statements based on that discounted cash flow analysis. If there is any difference between the blended rate and the rate inherent in the fair value of plant assets based on projected cash flows, please explain in detail the reasons why this is the case. Finally, please justify why Goodwill, which you anticipate will make up approximately 45% of the purchase price, appears to be relatively high given the tangible asset nature of the Contributing Entities. In this regard please provide a detailed description of the synergies of the merger that justify the over $1.1 billion in anticipated goodwill. To the extent practicable, please provide us some quantification of the synergies or other benefits of the combination that justify paying such a premium relative. Please indicate how long such merger benefits are expected to recur. For our edification, please tell us in greater detail the nature of the $200 million associated with the deferred tax liability. We may have further comment upon review of your response.

Response:	As indicated on page 59 of the revised proxy statement/prospectus, Greenhill arrived at a discounted cash flow (“DCF”) equity value of $1,987 million to $2,477 million. Greenhill’s DCF equity value represents the discounted cash flows associated with acquired assets less outstanding debt (net of restricted cash).

The fair values we ascribed to the Contributed Entities’ Property, Plant and Equipment (“PP&E”) in the pro forma balance sheet are calculated using an “enterprise value” approach, which represents the discounted cash flows associated with the acquired assets, without regard to how the acquisition of such assets is financed. Therefore, the Greenhill DCF equity value is not comparable to the fair values we ascribed to the PP&E unless the outstanding debt is added to the equity value. Adding outstanding debt to the Greenhill DCF equity value results in an enterprise value of approximately $3.8 billion to $4.3 billion.

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February 8, 2007

Both the Greenhill DCF equity value and the fair values we ascribed to the PP&E were calculated utilizing the same base data (i.e., revenues, costs, etc.). Greenhill’s DCF equity value assumed a weighted average cost of capital (“WACC”) of 7.5% to 8.5% and an EBITDA terminal value multiple of 8.5x to 9.5x. The fair values we ascribed to the PP&E assumed a WACC of 9% and an EBITDA terminal value multiple of 9x.

As you would expect, over the course of the last few weeks, we have continued to review our pro forma purchase price allocation. This review has resulted in an upward adjustment to the fair values we ascribed to PP&E, an upward adjustment to the deferred tax liability, and a downward adjustment to goodwill. As a result, we have revised the pro forma financial statements appearing on pages 72 to 81 of the revised proxy statement/prospectus to reflect this change. The adjusted fair value we ascribed to the PP&E of approximately $3.9 billion is within the enterprise value range implied by the Greenhill DCF equity value discussed above.

The primary reason for the adjustment to the fair values we ascribed to the PP&E relates to the impact of the tax treatment of the transaction in our valuation model. Paragraph 129 of FAS 109 requires that “assets and liabilities in a purchase business combination should not be net of any related deferred tax liability or asset.” Our valuation model generated a fair value which represented the acquired assets net of a related deferred tax liability. In the initial pro forma balance sheet, this net value was reflected as the fair values we ascribed to the PP&E. We also calculated a deferred tax liability based on the difference between the net fair values we ascribed to the PP&E and the carryover tax basis. We have adjusted the pro forma PP&E to reflect the gross value of PP&E without regard to the tax treatment of the transaction. We then recalculated the deferred tax liability based on the difference between the gross fair values we ascribed to the PP&E and the carryover tax basis.

Anticipated goodwill reflected in the revised pro forma balance sheet appearing on page 78 of the revised proxy statement/prospectus is approximately $850 million. This represents approximately 20% of the enterprise value of the assets acquired.

With respect to the anticipated goodwill, it can be broken out into several categories. The items which were considered during the negotiations

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February 8, 2007

include: (a) cost reductions and greater efficiencies (i.e., avoiding new costs), which are expected to be realized over 3 years; (b) development activities, which are expected to be realized over 5 years, or longer depending on the success of the projects; and (c) scale and scope and diversification/stability.

The fair values of assets and liabilities included in the pro forma financial statements are preliminary, and correspondingly, the amount of anticipated goodwill is subject to change in the final purchase price allocation.

Finally, due to the adjustments to the fair values we ascribed to the PP&E, our comment in footnote (h) of the Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet in the previously filed proxy statement/prospectus regarding the $200 million associated with the deferred tax liability is no longer relevant, and has been deleted from page 80 of the revised proxy statement/prospectus.

(h) Goodwill, page 89

6.	We read your response to comment 26 in our letter dated January 5, 2007. Absent an independent appraisal that supports the value of the Class B stock to be issued in the merger or some other detailed analysis, we are unable to concur that additional voting rights offset the illiquid, unregistered nature of the Class B stock. In this regard, we do not understand the basis for your statement in the second bullet point of your response that the market measures Dynegy’s capitalization by attributing the same share values to Dynegy Class B stock as it attributes to Dynegy’s Class A stock. In this regard, you should tell us your explanation of this point in detail. Finally, tell us how the exchange will be treated from a tax standpoint. Please address all substantive tax attributes of the exchange including any step-up in asset value and the related basis of the Class B stock.

Response:

We believe that when viewed taking into account all rights and restrictions associated with a share of New Dynegy Class B Common Stock, each such Class B share has the same value as a share of New Dynegy Class A common stock. While there are factors (such as the restrictions on the Class B common stockholders’ ability to transfer those shares for six months) that could cause one to believe a discount should be applied to those shares, we believe there are important rights attributed to

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February 8, 2007

those shares that do not justify any such discount. These attributes include:

•	the right to elect directors;

•	the right of those directors to veto certain transactions;

•	the right of the Class B Common Stockholders’ to cause New Dynegy to be put up for auction;

•	the preemptive rights granted to the Class B Common Stockholders;

•	the right of the Class B Common Stockholders to cause New Dynegy to file and make effective a registration statement promptly after the Merger closes;

•	the right of the Class B Common Stockholders to cause New Dynegy to assist them in the sale of such shares, including by participating in roadshows and other marketing efforts; and

•	the right of the Class B Common Stockholders to prevent Dynegy from issuing securities during periods after such stockholders have sold their common stock into the market.

These rights were the result of detailed negotiations for an extended period and the LS Contributing Entities would not have agreed to the transaction absent these rights. While the value of the rights, like the value of any discount for liquidity restrictions, may be extremely difficult to quantify, that does not make them any less significant in the valuation analysis.

For purposes of the pro forma financial statements, in determining that the Class A shares and Class B shares are of equal value, the factor Dynegy considered above all was that both Dynegy and the LS Contributing Entities considered the price of a Class A share to be an effective proxy for the value of a Class B share. Negotiations related to value between the parties either expressly or implicitly assumed this. In addition, all materials presented to the Dynegy Board during its consideration of the transaction assumed the values to be equal. The fairness opinions Dynegy

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received in connection with the transaction all assumed the values to be the same. Finally, Dynegy understands that the internal valuations that the LS Contributing Entities performed when valuing the Class B shares assumed they had the same value as the Class A shares. Accordingly, the best evidence that the value of a Class B share is equal to that of a Class A share is that two highly sophisticated parties in an arm’s length transaction believed that to be the case, negotiated the value on that basis and signed the agreement with that belief.

We have added a discussion with regard to the negotiation of the transaction and certain assumptions made in connection with creating the pro forma financial statements on pages 39, 41 and 80 of the revised proxy statement/prospectus, respectively.

We believe valuing the Class B shares and Class A shares equally has been validated by the market and market analysts. To Dynegy’s knowledge, every analyst evaluating the Merger has made their value determinations based on the belief that the shares are of equal value. In addition, analysts value Dynegy’s existing Class B shares, which are similar to the New Dynegy Class B shares proposed to be issued in this transaction, at the same value as Dynegy’s Class A shares.

Moreover, we believe, based on public statements made on behalf of the LS Contributing Entities at the time of the public announcement of the execution of the Merger Agreement, that the LS Contributing Entities view their investment in New Dynegy’s Class B common stock as a long-term strategic investment and, consequently, that any short-term liquidity restrictions are of relatively little significance to the LS Contributing Entities. We also believe that the reduction in the purchase price and, therefore, goodwill that would result from a conclusion that New Dynegy’s Class B common stock should be accorded a lower value vis-à-vis New Dynegy’s Class A common stock would be inconsistent with the spirit of the parties’ negotiations of the Merger Agreement and the value accorded to the Merger Agreement Transactions by the parties.

In response to the Staff’s query regarding the treatment of the exchange for tax purposes, the contribution of the Contributed Entities, other than those associated with Kendall, will be treated as a non-taxable (save for a small amount of cash and note consideration) contribution of assets to a

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February 8, 2007

corporation in return for stock, to which Section 351 of the Internal Revenue Code applies. Accordingly, New Dynegy will receive the carry-over basis with respect to those assets, as adjusted for the applicable cash consideration. The transfer of Kendall will be treated as a taxable sale for cash and as a result, New Dynegy’s basis in those assets will be stepped up for tax purposes to their purchase price.

New Dynegy Business, page 109

7.	We note your response to comment 33 in our letter dated January 5, 2007 where you included a glossary of the power industry terms. Please, however, define all industry-specific or technical terms the first time they appear so they are easily understandable to one not familiar with your industry. Please revise here and throughout your document as applicable.

Response:	We have complied with the Staff’s comment by revising the proxy statement/prospectus to define all industry-specific or technical terms the first time they appear in the revised proxy statement/prospectus.

Director and Executive Officer Compensation, page 147

8.	We note your response to comment 37 in our letter dated January 5, 2007 and reissue the comment. See SEC Release 33-6534 (May 9, 1984).

Response:

We note the Staff’s comment and acknowledge that Items 402 and 404 of Regulation S-K are applicable to persons expected to serve as directors and executive officers of New Dynegy who are currently affiliated with the LS Power Group. We believe these requirements apply with respect to any compensation or other payments made to them by, and any material transactions with, New Dynegy, Dynegy or the Contributed Entities (which are the entities being acquired by the registrant, New Dynegy, in connection with the Merger Agreement Transactions).[1] The substantive goal of Item 18(a)(7) of Form S-4 is to ensure that relevant disclosure regarding compensation and other payments and transactions is provided

1 See also Item 402(a)(2) of Regulation S-K, which refers to compensation for all services rendered to the registrant and its subsidiaries, and Item 404(a) of Regulation S-K, which refers to transactions in which the registrant (including its subsidiaries) was or is to be a participant. In our case, New Dynegy is the registrant, and its subsidiaries are Dynegy and the Contributed Entities.

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February 8, 2007

to Dynegy’s shareholders in considering the Merger Agreement Transactions. Such information with respect to entities that are not being acquired by, or would not be subsidiaries of, New Dynegy, like LS Power itself, is not, we believe, relevant to the decision of Dynegy’s shareholders on approving the transactions, as this information does not relate to the assets, liabilities, obligation or business of the entities that they will own should the transactions be completed. Therefore, the substantive goal of the requirements is satisfied by, and investors are protected under, the application of the requirements described above. Consistent with the foregoing, we have revised the disclosure on page 148 of the revised proxy statement/prospectus to clarify that (1) the persons expected to serve as directors and executive officers of New Dynegy that are currently affiliated with the LS Power Group have received no compensation or other payments from New Dynegy, Dynegy or the Contributed Entities, (2) there have been, and there are, no employment or compensation arrangements between such persons and New Dynegy, Dynegy or the Contributed Entities, and (3) there have been, and there are, no material transactions with New Dynegy, Dynegy or the Contributed Entities that are related to such persons.

Auction Rights, page 170

9.	We note your response to comment 39 in our letter dated January 5, 2007. The last paragraph of this section appears to state that the LS Shareholders can “require” that New Dynegy be put up for auction. Yet, in the discussion under the first bullet point, you state that if New Dynegy does not accept a written offer from the LS Shareholders, upon request of the LS Shareholders, New Dynegy will either conduct one of the auctions in (i) and (ii), or “continue in the ordinary course of business,” as indicated in (iii). Accordingly, it does not appear that the LS Shareholders have the authority to compel or require an auction. Please revise to indicate whether the LS Shareholders would have any continuing right(s) if New Dynegy decided to continue in the ordinary course of business upon request by the LS Shareholders to conduct an auction. We may have further comment upon review of your response.

Response:	The Staff’s comment has been addressed by way of the revised disclosure appearing on page 173 of the revised proxy statement/prospectus.

Securities and Exchange Commission

February 8, 2007

10.	Please confirm that you will consider the application of Rule 13e-3 under the Exchange Act if the auction process is ultimately pursued as it would appear to be the first step, or only step, in a going private transaction.

Response:	We hereby confirm that New Dynegy will consider the applicability of Rule 13e-3 under the Exchange Act in the event the auction process described in the referenced section is pursued.

Comparison of Rights of Dynegy’s Shareholders and New Dynegy’s Stockholders, page 194

11.	We note your response to comment 40 in our letter dated January 5, 2007. In your response, you indicate that all of the provisions referred to in our comment, except the provision related to written consents, are changing as a result of the application of the default provisions of the DGCL versus the IBCA. Accordingly, a new provision in your Certificate of Incorporation, as opposed to differences in the default provisions, appears to deny your Class A Common stockholders the right to take action by written consent in lieu of a meeting. Accordingly, it appears that Rule 14a-4(a)(3) of the proxy rules would require you to “unbundle” this provision. Further, please revise your disclosure throughout this section to more clearly disclose the changes to your Certificate of Incorporation as a result of the reincorporation. In this regard, please clearly indicate which changes to your Certificate of Incorporation are a result of the reincorporation and ensure that it is clear to shareholders that if they approve the merger, they approve the reincorporation into DE and, as a result, the indicated provisions will change.

Response:	In response to the first part of the Staff’s comment, we have revised the form of New Dynegy’s Certificate of Incorporation (attached as Annex B to the revised proxy statement/prospectus) to delete the provision denying New Dynegy stockholders the right to take action by written consent in lieu of a meeting, the effect of which is to give effect to applicable Section 228 of the DGCL. Please see pages B-5 and 200 of the revised proxy statement/prospectus. As a result, no additional vote is required.

The second part of the Staff’s comment has been addressed by way of the revised disclosure appearing on pages 196-198 and 202-203 of the revised proxy statement/prospectus.

Securities and Exchange Commission

February 8, 2007

Exhibits

12.	We note that in response to comment 42 in our letter dated January 5, 2007, you filed a short-form tax opinion as exhibit 8.1 indicating that the statements of legal conclusions set forth in section “Material U.S. Federal Income Tax Consequences to Dynegy Shareholders” reflect the opinion of counsel. Please revise exhibit 8.1 to clearly state that the tax consequences discussion set forth in the referenced section “is” counsel’s opinion, as opposed to “reflects” counsel’s opinion. Further, please revise section “Material U.S. Federal Income Tax Consequences to Dynegy Shareholders” to clearly indicate that the discussion of the tax consequences “is” counsel’s opinion.

Response:	We have complied with the Staff’s comment by (i) filing a revised opinion of Dynegy’s tax counsel as Exhibit 8.1 to the Amendment and (ii) revising the disclosure appearing on page 61 of the revised proxy statement/prospectus, in each case to clearly indicate that the disclosure appearing in the section of the proxy statement/prospectus entitled “Material U.S. Federal Income Tax Consequences to Dynegy Shareholders” “is” the opinion of such counsel as to the anticipated U.S. federal income tax consequences of the Merger to Dynegy’s shareholders.

Your prompt attention to this matter is greatly appreciated. If you have any questions with respect to the foregoing, please call me at (713) 220-5881 or my associate, Amos J. Oelking, III, at (713) 220-8137.

Sincerely,

/s/ Julien R. Smythe
Julien R. Smythe
cc:	Lynn A. Lednicky

J. Kevin Blodgett

Carolyn J. Stone

Kent R. Stephenson

Securities and Exchange Commission

February 8, 2007

Kelly Rosser

Heidi D. Lewis

David Nanus

Ronald Cami

Charles Ching